UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the period ended March 31, 2004

Energy East Corporation
__________________________
(Name of registered holding company)

P.O. Box 12904
Albany, NY 12212-2904
_________________________________
(Address of principal executive offices)

GENERAL INSTRUCTIONS
A. Use of Form

1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2. The requirement to provide specific information by means of this form supersedes and replaces any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4. Notwithstanding the specific requirements of this form, the Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

This form, including exhibits, shall be filed with the Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public-utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.

ITEM 1 - ORGANIZATION CHART

Instructions.

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

Name of Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

Energy East Corporation LNG Storage Partners	Holding company Holding company	NY (1997) (CT) (2000)	(A) (B)	16.2% by Energy East Corporation, 9.3% by CMP Group, 74.5% by Connecticut Energy Corporation
LNG Marketing Partners	Holding company	(CT) (2000)	(C)	10% by Energy East Corporation, 10% by CMP Group, 80% by Connecticut Energy Corporation
RGS Energy Group, Inc.	Holding company	NY (1998)	(D)	100% by Energy East Corporation
Energetix, Inc. (Energetix)	Electricity and natural gas marketer and holding company	NY (1976)	(E)	100% by RGS Energy Group, Inc.
RGS Development Corporation	*	NY (1998)	(F)	100% by RGS Energy Group, Inc.

Name of Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

Connecticut Energy Corporation (CEC)	Holding company	CT (1999)	(G)	100% by Energy East Corporation
CNE Energy Services Group, Inc. (CNE Energy)	Energy products and services	CT (1995)	(H)	100% by Connecticut Energy Corporation
Total Peaking Services, LLC	Natural gas storage	DE (1998)	(I)	100% by LNG Storage Partners
Nth Power Technologies Fund I, LP	Energy related Investment	CA (1996)	(J)	7.9% by CNE Energy Services Group Inc.
CNE Peaking, LLC	Firm in-market gas supply source	DE (1998)	(K)	100% by LNG Marketing Partners
Energy East Enterprises, Inc.	Energy-related investment company	ME (1998)	(L)	100% by Energy East Corporation
New Hampshire Gas Corporation	Energy services company	NH (1998)	(M)	100% by Energy East Enterprises, Inc.
Seneca Lake Storage, Inc.	Natural gas storage	NY (1998)	(N)	100% by Energy East Enterprises, Inc.

Name of Company	Type of Business	State of Organization Including Date of Incorporation	Narrative	% of Voting Securities Held

The Energy Network, Inc.	Energy-related investment company	DE (1992)	(O)	100% by Energy East Corporation
Energy East Solutions, Inc.	Electricity and natural gas marketer	DE (1998)	(P)	100% by The Energy Network, Inc.
NYSEG Solutions, Inc.	Electricity and natural gas marketer	NY (1998)	(Q)	100% by Energy East Solutions, Inc.
Cayuga Energy, Inc.	Energy-related investment company	DE (1998)	(R)	100% by The Energy Network, Inc.
PEI Power II, LLC	Peaking generation	PA (2000)	(S)	50.1% by Cayuga Energy, Inc.
Carthage Energy, LLC	Peaking generation	NY (1998)	(T)	100% by Cayuga Energy, Inc.
South Glens Falls Energy, LLC	Peaking generation	NY (1998)	(U)	85% by Cayuga Energy, Inc.

Name of Company	Type of Business	State of Organization Including Date of Incorporation	State of Organization	% of Voting Securities Held

CTG Resources, Inc.	Holding company	CT (1999)	(V)	100% by Energy East Corporation
TEN Companies, Inc.	Energy services	CT (1982)	(W)	100% by CTG Resources, Inc.
The Hartford Steam Company	Heating and cooling services	CT (1961)	(X)	100% by CTG Resources, Inc.
TEN Transmission Company	Natural gas transmission system	CT (1986)	(Y)	100% by CTG Resources, Inc.

*  Inactive subsidiary

(A) Energy East Corporation is a public utility holding company that was organized under the laws of the State of New York. Energy East Corporation is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire, with corporate offices in New York and Maine.
(B) LNG Storage Partners is a holding company that owns Total Peaking Services, LLC.
(C) LNG Marketing Partners is a holding company that owns CNE Peaking, LLC.
(D) RGS Energy Group, Inc. is a public utility holding company that was organized under the laws of the State of New York. RGS Energy Group, Inc. became the holding company of Rochester Gas and Electric Corporation in 1999.
(E) Energetix, Inc. markets electricity and natural gas services thought upstate and central New York.
(F) RGS Development Corporation is an inactive corporation.
(G) Connecticut Energy Corporation is a public utility holding company that was organized under the laws of the State of Connecticut.
(H) CNE Energy Services Group, Inc. has an interest in two small natural gas pipelines that serve power plants in Connecticut. CNE Energy Services Group, Inc. also leases a liquefied natural gas plant that serves the peaking gas markets in the Northeast and has an equity interest in an energy technology venture partnership.
(I) Total Peaking Services, LLC is a natural gas storage company.

Notes Continued for Item 1:

(J) Nth Power Technologies Fund I, LP is an energy related investment partnership.
(K) CNE Peaking, LLC is a firm in-market gas supply source.
(L) Energy East Enterprises, Inc. is an energy related investment company that has natural gas companies in New Hampshire, New York and Maine.
(M) New Hampshire Gas Corporation is a natural gas company that serves a small area in New Hampshire.
(N) Seneca Lake Storage, Inc. is a natural gas storage company in New York.
(O) The Energy Network, Inc. is an energy related investment company that owns several natural gas marketing and telecommunication companies.
(P) Energy East Solutions, Inc. sells electricity and natural gas in wholesale and retail markets in the Northeast and Mid-Atlantic regions.
(Q) NYSEG Solutions, Inc. markets electricity and natural gas in central New York.
(R) Cayuga Energy, Inc. owns an electric generation facility that sells power in the New York Independent System Operator and PJM Interconnection, LLC wholesale markets at time of high demand.
(S) PEI Power II, LLC is a peaking generation company in Pennsylvania.
(T) Carthage Energy, LLC is a peaking generation company in New York.
(U) South Glens Falls Energy, LLC is a peaking generation company in New York.
(V) CTG Resources, Inc. is a public utility holding company that was organized under the laws of the State of Connecticut.
(W) TEN Companies, Inc. owns and manages a district heating and cooling network in Hartford, Connecticut.
(X) The Hartford Steam Company is a heating and cooling company in Hartford, Connecticut.
(Y) TEN Transmission Company is a natural gas transmission company.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction.
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Refer to Energy East Corporations filing on Form U-6B-2 for the quarter ended March 31, 2004, for Carthage Energy, LLC, Cayuga Energy, Inc. and South Glenn Falls Energy, LLC.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Instructions.
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.
Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

The Hartford Steam Company	Connecticut Natural Gas Corporation	Steam & chilled water	$25,259	-	-	$25,259
CNE Energy Services Group, Inc.	Energy East Solutions	Marketing / Sales	$164,400	-	-	$164,400
CNE Energy Services Group, Inc.	TEN Transmission Company	Support Services	$4,951	-	-	$4951
CNE Energy Services Group, Inc.	CNE Peaking, LLC	Marketing / Sales	$33,815	-	-	$33,815
CNE Peaking, LLC	Southern Connecticut Gas Company	Natural Gas Sales	$3,273,076	-	-	$3,273,076
Energy East Solutions, Inc.	The Hartford Steam Company	Gas Supply	$1,184,816	-	-	$1,184,816
Energy East Solutions, Inc.	PEI Power II, LLC	Gas Supply	$672,190	-	-	$672,190

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Energy East Solutions, Inc.	NYSEG Solutions, Inc.	Gas Supply / Options	$3,613,014	-	-	$3,613,014
NYSEG Solutions, Inc.	New York State Electric & Gas Corporation	Ancillary Services	$1,253,929	-	-	$1,253,929

Part II - Transactions performed by associate companies on behalf of reporting companies

Instructions.
2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Southern Connecticut Gas Company	CNE Energy Services Group	Operational Services	$31,965	-	-	$31,965
Southern Connecticut Gas Company	CNE Energy Services Group	Gas Supply	$656,428	-	-	$656,428
Southern Connecticut Gas Company	CNE Energy Services Group	Property rental	$172,281	-	-	$172,281
Connecticut Natural Gas Corporation	CTG Resources, Inc.	Management Services	$25,000	-	-	$25,000
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Operational and Support Services	$16,862	-	-	$16,862
Connecticut Natural Gas Corporation	TEN Companies, Inc.	Property Rental	$25,162	-	-	$25,162
Connecticut Natural Gas Corporation	The Hartford Steam Company	Support Services	$4,653	-	-	$4,653
Rochester Gas and Electric Corporation	Energetix, Inc.	Operational and Support Services	$234,158	$445	-	$234,603
New York State Electric & Gas Corporation	RGS Energy Group, Inc.	Management Services	$116	-	-	$116

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

New York State Electric & Gas Corporation	RGS Energy Group, Inc.	Operational and Support Services	$62,419	-	-	$62,419
Southern Connecticut Gas Company	CNE Peaking, LLC	Sales / Services	$285,693	-	-	$285,693
Southern Connecticut Gas Company	Total Peaking Services, LLC	Rents / Support Services	$356,070	-	-	$356,070
Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Support Services	$30,900	-	-	$30,900
Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Rent	$19,932	-	-	$19,932
Southern Connecticut Gas Company	CNE Energy Services Group, Inc.	Legal Services	$491	-	-	$491
TEN Companies, Inc.	CNE Energy Services Group, Inc.	Management Services	$15,000	-	-	$15,000
Rochester Gas and Electric Corporation	Energetix, Inc.	Gas and Electric Distribution charges	$15,448,314	-	-	$15,448,314
Energy East Solutions	Energetix, Inc.	Gas Supply	$10,770,568	-	-	$10,770,568

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

NYSEG Solutions, Inc.	Energetix, Inc.	Electric Supply ICAP	$122,850	-	-	$122,850
New York State Electric & Gas Corporation	Energetix, Inc.	Gas Supply	$890	-	-	$890
New York State Electric & Gas Corporation	Seneca Lake Storage, Inc.	Support Services	-	$138	-	$138
New York State Electric & Gas Corporation	Energy East Solutions, Inc.	Gas Supply	$251,944	-	-	$251,944
Energy East Solutions, Inc.	NYSEG Solutions, Inc.	Gas Supply	$3,613,014	-	-	$3,613,014
South Glenn Falls Energy, LLC	NYSEG Solutions, Inc.	Electric Supply	$644,402	-	-	$644,402
Carthage Energy, LLC	NYSEG Solutions, Inc.	Electric Supply	$519,510	-	-	$519,510
New York State Electric & Gas Corporation	NYSEG Solutions, Inc.	Support Services	-	$37,778	-	$37,778
NYSEG Solutions, Inc.	South Glenn Falls Energy, LLC	Gas Supply	$745,472	-	-	$745,472
NYSEG Solutions, Inc.	Carthage Energy, LLC	Gas Supply	$49,368	-	-	$49,368

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

Energy East Corporation

($ in Thousands)
Total consolidated capitalization as of March 31, 2004	$2,756,301		line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$413,445		line 2
Greater of $50 million or line 2		$413,445	line 3
Total current aggregate investment: (categorized by major line of energy-related business)
None	-

Total current aggregate investment		-	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$413,445	line 5
Investments in gas-related companies:
LNG Storage Partners	$8,200
LNG Marketing Partners	$9,071

Total current aggregate investment:		$17,271

ITEM 5 - OTHER INVESTMENTS

Instruction.
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
Major Line Of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Differences in Other Investment

Carthage Energy, LLC	$0	$118,500	No prior Form U-9C-3 has been filed
South Glenn Falls Energy, LLC	$0	$345,000	No prior Form U-9C-3 has been filed

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Copies of the balance sheet (Exhibit 6A-1) and income statement (Exhibit 6A-2) for the companies listed in Item 1 are filed confidentially pursuant to Rule 104.

Financial Statement:

LNG Storage Partners
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

LNG Marketing Partners
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Energetix Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

CNE Energy Services Group, Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Total Peaking Services, LLC
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

CNE Peaking, LLC
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

New Hampshire Gas Corporation
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Seneca Lake Storage
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Energy East Solutions, Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

NYSEG Solutions, Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Cayuga Energy, Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

PEI Power II, LLC
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

Carthage Energy, LLC
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

South Glens Falls Energy, LLC
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

TEN Companies, Inc.
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

The Hartford Steam Company
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

TEN Transmission Company
Balance Sheet - As of March 31, 2004
Income Statement - Three Months Ended March 31, 2004

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

Copies of Service Agreements required by Item 3 are filed confidentially pursuant to Rule 104.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

This report Form U-9C-3 has not been previously filed with the Securities and Exchange Commission, no state filings of this report have occurred to date.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation
May 28, 2004	By: /s/Robert E. Rude Name: Robert E. Rude Title: Vice President and Controller